Atento Reports Fiscal 2016 Third-Quarter Results

Solid Performance in Line with Strategy to Protect Margins and Generate Cash

•   Solid top-line performance in the context of a challenging macroeconomic environment:

•      Improving growth profile in Brazil

•      Maintaining growth in Americas

•      Double-digit growth with non-Telefónica clients in EMEA

•   Reported net income loss of $0.5 million; improved profitability with a 160 basis point increase in adjusted EBITDA margin to 13.6%, as compared to the second quarter of fiscal 2016.

•   Free cash flow before interest expense of $46.7 million, up $22.2 million year-over-year; third consecutive quarter of improvement.

•   Reaffirmed and extended relationship with Telefónica: new contract with Vivo in Brazil; MSA extended by two-years to 2023 in Brazil and Spain.

•   Strong progress on delivery of Strategic Growth Priorities with acquisition of R Brasil, a leader in the late collections market in Brazil.

•   Accelerated pay down of higher-cost Brazilian Debentures starting in the fourth-quarter of 2016 strengthens balance sheet and earnings trajectory.

NEW YORK, November 9, 2016 – Atento S.A. (NYSE: ATTO), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top three providers globally, today announced its third-quarter 2016 operating results. All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise.

Summary

($ in millions except EPS)	Q3 2016	Q3 2015	CCY Growth	YTD 2016	YTD 2015	CCY Growth
Revenue (1)	443.7	465.5	-3.3%	1,315.5	1,497.1	-0.5%
Reported Net Income (2)	(0.5)	17.4	N.M	(13.4)	44.4	N.M
Reported Earnings Per Share (2)	$(0.01)	$0.24	N.M	$(0.18)	$0.60	N.M
Net Operating Cash Flow from/(used) in Operating Activities	48.3	38.7		58.1	(3.3)

Adjusted EBITDA (3)	60.5	65.1	-6.5%	163.3	185.5	-1.0%
Adjusted Margin	13.6%	14.0%		12.4%	12.4%
Adjusted Earnings per Share (2)	$0.20	$0.31	-35.5%	$0.45	$0.73	-31.8%
Free Cash Flow before net Interest (4)	46.7	24.5		53.0	(28.8)
Leverage (x) (5)	1.9x	1.5x		1.9x	1.5x

(1)      Revenue excludes Morocco which was divested in September 2016.

(2)      Reported Net Income and Earnings Per Share and Adjusted EBITDA, adjusted EBITDA margin and Adjusted Earnings per Share refer only to continuing operations. Reported and Adjusted Earnings Per Share, for the period ended September 30, 2016, were calculated considering the number of ordinary shares of 73,786,225. For the period ended September 30, 2015, the number of ordinary shares was 73,648,760.

(3)      EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees, and other items which are not related to our core results of operations [need to update this language depending on what stays]. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is net income for the period from continuing operations.

(4)       We define Free Cash flow (FCF) as net cash flows from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets.

(5)      Considered the pro-forma Net Debt adjusted to give effect to the Reorganization Transaction, regarding Preferred Equity Certificates.

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Alejandro Reynal, Atento´s Chief Executive Officer, commented, “We delivered solid third quarter results, which were consistent with our strategy to diversify revenue, protect margins, and generate free cash flow. We continued to invest in transforming the business through the focused execution of our growth and client strategy. During the third quarter, we acquired R Brasil to expand our capabilities in higher- value solutions, specifically for the $1.5 billion late-stage collections market in Brazil.  We have also reaffirmed and extended our relationship with Telefónica, providing near and long-term benefits to both companies.”

Mauricio Montilha, Atento´s Chief Financial Officer, said, “The challenging macro environments in Brazil and Americas weighed on our top-line growth during the third quarter. However, our keen focus on selective profitable growth and margin protection through proactive restructuring and cost and efficiency initiatives allowed us to achieve a 160 basis point quarterly sequential improvement in our adjusted EBITDA margin to 13.6%. Our commitment to disciplined capital allocation and strict working capital management improved free cash flow before net interest by $22.2 million year-over-year, our third consecutive quarter of improvement. This sustainable improvement in free cash flow will allow us to accelerate the payment of our higher-cost debt over the next year, strengthening our balance sheet and earnings trajectory. “

Mr. Reynal concluded, “We are starting to see signs of macroeconomic stabilization in Latin America and expect Brazil to return to growth in 2017, which bodes well for Atento. In addition to a more stable macro environment, our operating and financial performance this year, coupled with our strategy, have primed Atento for higher growth, earnings and cash flow in 2017. I am confident we can once again outperform the market, increase our leadership position in Latin America, and continue to be the reference partner for the CRM BPO needs of our clients.”

Third Quarter Consolidated Operating Results

All comparisons in this announcement, unless otherwise noted, are year-over-year, in constant-currency (CCY) and exclude the effects of our divestiture of Morocco in September 2016.

During the third quarter, we achieved solid top-line results in the context of a challenging macroeconomic environment, including an improving sequential growth profile in Brazil, maintenance of growth in Americas, and strong growth with non-Telefónica clients in EMEA. In addition, we continued to drive cost and efficiency initiatives with investments in restructuring and a focus on inflation pass-through.

Year-over-year, consolidated revenue declined 3.3% as a shift in country mix due to foreign exchange and a macro-driven decline in Brazil and EMEA of 7.5% and 4.8%, respectively, were partially offset by a 2.8% increase in the Americas. Revenue from non-Telefónica clients increased 1.9%, to account for 57.8% of revenue, an increase of 370 basis points. We won 3,462 workstations, driven by wins from new clients including financial services. Revenue from Telefónica declined 9.6%, largely driven by macro-driven declines in Brazil. On a reported basis, total revenue declined 4.7%.

Reported net loss from continuing operations totaled $0.5 million. Our focus on cost and efficiency initiatives contributed to a 160 basis point quarterly sequential increase in adjusted EBITDA margin as compared to the second quarter of 2016. Adjusted EBITDA declined 6.5% to $60.5 million while adjusted EBITDA margin declined 40 basis points year-over-year to 13.6%.

Reported results included $11.1 million in non-recurring items, including a $3.1 million reserve related to the sale of our operations in Morocco in September 2016. In addition, we invested in restructuring initiatives to align our cost structure given the impact of macro pressures in some of our regions, including Brazil.

Reported EPS was a loss of $0.01. This loss includes the non-cash impact of foreign exchange losses on intercompany balances. Adjusted EPS of $0.20 was a decline of $0.11 year-over-year, driven by foreign exchange, an increase in net interest expense, and a higher share count.

Cash from operating activities totaled $48.3 million and free cash flow was $32.7 million. Excluding the impact of net interest expense, free cash flow was $46.7 million, an increase of $22.2 million year-over-year, our third consecutive quarter of improvement. Year-to-date, free cash flow before interest was $53.0 million.

At the end of the third quarter, we had a liquidity position of $234 million and net debt to adjusted EBITDA of 1.9x.

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Adjusted earnings, adjusted EBITDA and adjusted Earnings per Share are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segment Reporting

	Q3 2016	Q3 2015	CCY growth	YTD 2016	YTD 2015	CCY growth
Brazil Region
Revenue	217.2	216.5	-7.5%	601.9	737.6	-7.9%
Operating Income	15.1	17.6	-22.6%	32.5	55.6	-36.4%
Adjusted EBITDA	33.1	33.6	-11.3%	85.1	100.0	-7.1%
Margin	15.2%	15.5%		14.1%	13.6%
Americas Region
Revenue	179.8	200.3	2.8%	546.1	585.9	10.3%
Operating Income	12.5	18.3	-18.3%	41.4	48.5	2.7%
Adjusted EBITDA	24.2	28.2	-0.4%	71.9	79.9	6.4%
Margin	13.5%	14.1%		13.2%	13.6%
EMEA Region
Revenue	47.1	49.1	-4.8%	168.7	175.0	-3.8%
Operating Income	(1.5)	1.4	N.M	(7.1)	(2.3)	N.M
Adjusted EBITDA	4.7	4.6	2.2%	11.0	11.1	-0.9%
Margin	10.0%	9.4%		6.5%	6.3%

Brazil Region

The macroeconomic environment in Brazil continues to be challenging. However, we have successfully protected margins and the trajectory of our revenue growth and adjusted EBITDA margin are improving.

Revenue in the third quarter declined 7.5%, a sequential improvement versus the second quarter of 2016, with macro-driven decline in revenue of 14.3% from Telefónica and a decline of 3.6% from non-Telefónica clients. Importantly, our focus on revenue diversification drove a 110 basis points increase in higher value-add solutions, lifting the mix of revenue from these services to 38.7% of revenue. In addition, approximately 30% of the workstations won in the third quarter came from financial services, a key growth sector for the Company. Revenue from non-Telefónica clients increased 270 basis points to 65.8% of revenue. On a reported basis, revenue increased 0.3%.

Operating Income was $15.1 million. Adjusted EBITDA declined 11.3% to $33.2 million, with an adjusted EBITDA margin of 15.2%, a decline of 30 basis point year-over-year. Adjusted EBITDA margin improved sequentially by 180 basis points as compared to the second quarter of 2016, supported by further actions to improve cost and efficiencies, our focus on inflation pass-through, and an improved mix of higher value-add solutions. Cost and efficiency actions included the rationalization of headcount and the relocation of sites to lower-cost Tier 2 locations. At the end of the third quarter, 63% of sites were located in Tier 2 locations, an increase of 500 basis points from the end of Fiscal 2015.

Americas Region

Revenue increased 2.8%, a sequential decline in growth rate as compared to the second quarter of 2016. Results reflected macro-driven declines in volume, particularly with Telefónica in Argentina as the recession deepened, and in Mexico where GDP growth is tracking below analyst expectations. Revenue from Telefónica declined 4.0%, largely driven by declines in Argentina. Revenue from non-Telefónica clients increased 8.7%, led by growth in Colombia and our U.S. nearshore business, which grew 23.7% in the third quarter. On a reported basis, revenue declined 10.2%.

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Operating income was $12.5 million. Adjusted EBITDA declined 40 basis points to $24.2 million, with an EBITDA margin of 13.5%, a decline of 60 basis points year-over-year. Adjusted EBITDA margin improved sequentially by 60 basis points as comparted to the second quarter of 2016, supported by our proactive actions to align our cost structure with volumes.

EMEA Region

Revenue declined 4.8% during the third quarter. Revenue from Telefónica decreased 10.6%, primarily driven by Spain. Revenue from non-Telefónica clients grew 15.8%, driven by strong growth from new clients, particularly in financial services and utilities. The mix of revenue from non-Telefónica clients increased by 500 basis points to 26.4%, and the mix of revenue from higher value-add solutions increased by 420 basis points to 13.9%. On a reported basis, revenue declined 4.1%.

The region posted an operating loss of $1.5 million in the third quarter. Adjusted EBITDA increase by 2.2%, with adjusted EBTIDA margin of 10.0%, an increase of 60 basis points. Our profitability was supported by our restructuring actions, and our continued focus on cost and efficiency initiatives to align costs with new volume levels.

Progress on Delivery of Strategic Growth Priorities

During the third quarter, we acquired R Brasil, a leading provider of late stage collections services in Brazil. The total collections market in Latin America is $2.7 billion, of which 75% or $2 billion, is late-stage where we have low penetration. Approximately $1.5 billion of late stage is in Brazil. R Brasil provides Atento with an entry into the late stage collections market in Brazil, and provides a platform to deploy this capability across our geographic footprint over time. In addition, to further strengthen our leadership position in Latin America, this acquisition advances our long-term strategy to continue to lead in core voice services; diversify into higher-value add solutions, particularly with financial services clients; and accelerate growth in digital services.

Reaffirmed and Extended Relationship with Telefónica

We renegotiated another three-year contract in Brazil with Vivo, maintaining volume levels through the expansion of our business and improved profitability supported by changes in our operating model.  We also amended our broader Master Service Agreement, or MSA, with Telefónica to include:

•      Brazil and Spain extended to 2023 (previously 2021), aligning revenue targets to current operating conditions and retaining total level of commitment.

•      Atento guaranteed to maintain at least current share of wallet, remaining largest service provider to Telefónica.

•      Payment terms and invoicing process improved in all key markets.

•      Argentinian $24 million Contingent Value Obligation, or CVI, eliminated further strengthening our balance sheet.

Strong Balance Sheet, Improved Liquidity and Accelerated Debt Pay Down Enhances Financial Flexibility

At September 30, 2016, we had cash, cash equivalents and short-term financial investments of $177.9 million and undrawn revolving credit facilities of €50 million for total liquidity of $234 million. Total net debt with third parties equaled $436.0 million. Our last twelve month (LTM) adjusted EBITDA to net debt with third parties was 1.9x.

During the third quarter of 2016, we invested $9.4 million, or 2.1% of revenue, in capital expenditures.

In 2016 we expect to make the regular scheduled debt payment of $32 million.  In addition, the sustained improvement in our cash flow will drive a one-year program of accelerated payments of our higher-cost Brazil debentures. We will start this in the fourth quarter of this year with a payment of $30 million that we expect will reduce our interest expense in Fiscal 2017 by $5.8 million pre-tax, or $0.06 per share, on an adjusted basis.

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Fiscal 2016 Guidance

We expect to continue to operate in a challenging growth environment in many of our markets during the balance of Fiscal 2016. In light of this, we remained focused on driving the optimal balance of profitable growth and liquidity, strengthening our balance sheet and maintaining financial flexibility. By continuing to execute on our priorities for Fiscal 2016, including tight cost controls and disciplined capital allocation, we are well-positioned to outperform the market, increase our leadership position in Latin America, and remain the reference partner for the CRM BPO needs of our clients.

For the full year Fiscal 2016, we expect:

	Guidance	Comments
Consolidated Revenue Growth (CCY)	1% to 5%	Trending at low-end of the range
Adjusted EBITDA Margin Range (CCY) (1)	11% to 12%	Trending at high-end of the range
Non-recurring Expenses – Adjustments to EBITDA	~$15 MM	Higher exceptional restructuring costs offset by benefit of CVI elimination
Debt Payments – 2016 Regular Schedule	$27MM	~$32MM of scheduled payments (at current FX rates) and ~$30MM of accelerated payments
Net Interest Expense Range	$60MM to $65MM	$70MM to $75MM driven by FX rates (as highlighted in Q2)
Cash Capex (% of Revenue)	~5%	Trending below guidance by ~$24MM
Effective Tax Rate	~32%
Diluted Share Count	~73.8MM shares

This guidance assumes no acquisitions or changes in the current operating environment, capital structure or exchange rates movements on the translation of our financial statements into U.S. dollars.

Conference Call

We will host a conference call and webcast for analysts on Wednesday, November 9, 2016 at 5:00 pm ET to discuss our financial results. The conference call can be accessed by dialing: +1 (877) 407-3982 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 493-6780 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The conference call will also be webcasted through a link on our Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top three providers globally, based on revenues. Atento is also a leading provider for U.S.-based companies nearshoring CRM/BPO services to Latin America. Since 1999, the company has developed its business model in 14 countries where it employs more than 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services across multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, media and technology, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2015, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for third consecutive year. For more information visit www.atento.com

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Investor Relations
Lynn Antipas Tyson

+ 1 914-485-1150
lynn.tyson@atento.com

Felipe Joaquim Martins de Souza

+ 55 11 3779-8053
felipe.souza@atento.com

Media Relations
Maite Cordero

+ 34 91 740 74 47
media@atento.com

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

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Consolidated Income Statements

	For the three months ended September 30,		Change excluding FX (%)	For the nine months ended September 30,		Change excluding FX (%)
	2015 *	2016		2015 *	2016
	(unaudited)			(unaudited)
Revenue	465,548	443,722	(3.3)	1,497,183	1,315,493	(0.5)
Other operating income	702	1,869	N.M.	2,014	3,361	88.9
Own work capitalized	1	24	N.M.	(15)	28	N.M.
Other gains	-	(14)	N.M.	-	-	N.M.
Operating expenses:
Supplies	(20,645)	(16,784)	(16.4)	(60,105)	(46,988)	(10.5)
Employee benefit expenses	(329,539)	(323,647)	(0.1)	(1,084,605)	(980,418)	2.3
Depreciation	(11,215)	(11,574)	2.7	(37,685)	(34,435)	2.7
Amortization	(12,105)	(13,395)	10.7	(40,142)	(37,510)	3.6
Changes in trade provisions	(422)	(140)	(75.0)	(926)	(446)	(50.0)
Other operating expenses	(56,733)	(55,641)	(2.5)	(180,959)	(158,285)	(1.8)
Total operating expenses	(430,659)	(421,181)	(0.9)	(1,404,422)	(1,258,082)	1.3
Operating profit	35,592	24,420	(29.3)	94,760	60,800	(25.9)
Finance income	4,855	2,272	(54.9)	12,677	4,428	(60.7)
Finance costs	(17,915)	(21,963)	18.9	(58,000)	(59,764)	14.3
Change in fair value of financial instruments	512	(102)	(120.0)	17,798	561	N.M.
Net foreign exchange gain/(loss)	3,059	(2,480)	N.M.	(3,157)	(15,231)	N.M.
Net finance expense	(9,489)	(22,273)	145.1	(30,682)	(70,006)	N.M.
Profit/(loss) before tax	26,103	2,147	(91.7)	64,078	(9,206)	(116.4)
Income tax expense	(8,697)	(2,635)	(68.3)	(19,611)	(4,149)	(75.0)
Profit/(loss) from continuing operations	17,406	(488)	(102.9)	44,467	(13,355)	(133.3)
Profit/(loss) from discontinued operations	(723)	(3,206)	N.M.	(723)	(3,206)	N.M.
Profit/(loss) for the period	16,683	(3,694)	(122.4)	43,744	(16,561)	(142.0)
Basic result per share from continuing operations (in U.S. dollars) (**)	0.24	(0.01)	N.M.	0.60	(0.18)	N.M.
Basic result per share from discontinued operations (in U.S. dollars) (**)	(0.01)	(0.04)	N.M.	(0.01)	(0.04)	N.M.

* Restated, excluding discontinued operations - Morocco

(**) The basic result per share, for the period presented in the table above, were calculated based on the number of ordinary shares of 73,786,225 as of September 30, 2016. For the period ended September 30, 2015 the number of ordinary outstanding shares outstanding was 73,648,760.

N.M means not meaningful.

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	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2015	2016	2015	2016
	(unaudited)		(unaudited)
Profit/(loss) from continuing operations	17.4	(0.5)	44.4	(13.4)

Net finance expense	9.5	22.3	30.7	70.1
Income tax expense	8.7	2.6	19.6	4.1
Depreciation and amortization	23.3	25.0	77.7	71.9

EBITDA (non-GAAP) (unaudited)	58.9	49.4	172.4	132.7

Acquisition and integration related costs(a)	-	-	0.1	-
Restructuring costs(b)	3.9	6.2	7.6	19.1
Site relocation costs(c)	-	0.7	0.5	6.5
Financing and IPO fees (d)	-	-	0.3	-
Asset impairments and Others (e)	2.3	4.2	4.6	5.0
Total non-recurring items	6.2	11.1	13.1	30.6
Adjusted EBITDA (non-GAAP) (unaudited)	65.1	60.5	185.5	163.3

(a)                   Acquisition and integration related costs incurred during the nine months ended September 30, 2015 are costs primarily related to an SAP IT transformation project implemented to drive financial and operational improvements.

(b)                  Restructuring costs incurred during the three and nine months ended September 30, 2015 and 2016 primarily included a number of restructuring and personnel costs that are not related to our core operation results. Restructuring costs incurred for the three months ended September 30, 2015 relate mainly to actions taken to lower variable costs, including labor, in Brazil and EMEA to align with lower volumes driven by the impacts of protracted macroeconomic pressures.  Restructuring costs incurred for the three months ended September 30, 2016 relate mainly to actions taken to lower variable costs, including labor, in Brazil, Spain and Argentina to align with lower volumes driven by the impacts of protracted macroeconomic pressures and a restructuring program to lower our overhead structure in Peru, Chile, Colombia, Mexico and Central America. We expect these adjustments due to exceptional macro circumstances continue over fourth quarter 2016, but in most cases like Brazil and Argentina, will not continue in 2017.

(c)                   Site relocation costs for the three and nine months ended September 30, 2015 include costs associated with our strategic initiative, to relocate call centers in Brazil from tier 1 to tier 2 cities to achieve efficiencies through lower rental costs, lower attrition and improvement in absenteeism. Site relocation costs incurred for the three and nine months ended September 30, 2016 relate to the site closing in Brazil in connection with the site relocation program, which is, to relocate and consolidate our sites from to lower costs locations. The company expects to complete this program in Brazil by the end of fiscal 2016. The investments are to drive a sustainable lower-cost and more competitive operating model, specially due to the impacts of the exceptional macro circumstances in the operational volumes.

(d)                  Financing and IPO fees for the nine months ended September 30, 2015 relate to remaining costs incurred in connection with the IPO process.

(e)                  Asset impairments and other costs incurred for the three and nine months ended September 30, 2015 mainly refer to costs in Brazil, Spain and Mexico ($2.5 million) of efficiency projects, fees incurred during the three months ended March 31, 2015, related to Czech Republic divested operation in December 2014 ($2.5 million). Asset impairments and other costs incurred for the three and nine months ended September 30, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of reserve in amount $3.1 million as guarantee to the buyer, for potential indemnity related to eventual liability assessed from the period before the sale.

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Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions, except percentage changes)	2015	2016	2015	2016
	(unaudited)		(unaudited)
Profit/(Loss) attributable to equity holders of the parent	17.4	(0.5)	44.4	(13.4)

Acquisition and integration related Costs (a)	-	-	0.1	-
Amortization of Acquisition related Intangible assets (b)	7.0	6.5	21.6	17.9
Restructuring Costs (c)	3.9	6.2	7.6	19.1
Site relocation costs (d)	-	0.7	0.5	6.5
Financing and IPO fees (e)	-	-	0.3	-
Asset impairments and Others (f)	2.3	4.2	4.6	5.0
Net foreign exchange gain on financial instruments (g)	(0.5)	0.1	(17.8)	(0.6)
Net foreign exchange impacts (h)	(3.0)	2.5	3.2	15.3
Tax effect (i)	(4.1)	(5.1)	(10.4)	(16.6)
Total of Add backs	5.6	15.1	9.7	46.6
Adjusted Earnings (non-GAAP) (unaudited)	23.0	14.6	54.1	33.2
Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)	0.31	0.20	0.73	0.45

(a)                   Acquisition and integration related costs incurred during the nine months ended September 30, 2015 are costs primarily related to an SAP IT transformation project implemented to drive financial and operational improvements.

(b)                  Amortization of acquisition related intangible assets represents the amortization expense of intangible assets resulting from the acquisition and has been adjusted to eliminate the impact of the amortization arising from the acquisition which is not in the ordinary course of our daily operations and also distorts comparison with peers and our results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated to be nine years.

(c)                   Restructuring costs incurred during the three and nine months ended September 30, 2015 and 2016 primarily included a number of restructuring and personnel costs that are not related to our core operation results. Restructuring costs incurred for the three months ended September 30, 2015 relate mainly to actions taken to lower variable costs, including labor, in Brazil and EMEA to align with lower volumes driven by the impacts of protracted macroeconomic pressures.  Restructuring costs incurred for the three months ended September 30, 2016 relate mainly to actions taken to lower variable costs, including labor, in Brazil, Spain and Argentina to align with lower volumes driven by the impacts of protracted macroeconomic pressures and a restructuring program to lower our overhead structure in Peru, Chile, Colombia, Mexico and Central America. We expect these adjustments due to exceptional macro circumstances continue over fourth quarter 2016, but in most cases like Brazil and Argentina, will not continue in 2017.

(d)                  Site relocation costs for the three and nine months ended September 30, 2015 include costs associated with our strategic initiative, to relocate call centers in Brazil from tier 1 to tier 2 cities to achieve efficiencies through lower rental costs, lower attrition and improvement in absenteeism. Site relocation costs incurred for the three and nine months ended September 30, 2016 relate to the site closing in Brazil in connection with the site relocation program, which is, to relocate and consolidate our sites from to lower costs locations. The company expects to complete this program in Brazil by the end of fiscal 2016. The investments are to drive a sustainable lower-cost and more competitive operating model, specially due to the impacts of the exceptional macro circumstances in the operational volumes.

(e)                  Financing and IPO fees for the nine months ended September 30, 2015 relate to remaining costs incurred in connection with the IPO process.

(f)                    Asset impairments and other costs for the three and nine months ended September 30, 2015 mainly refer to costs in Brazil, Spain and Mexico ($2.5 million) of efficiency projects, fees incurred during the three months ended March 31, 2015, related to Czech Republic divested operation in December 2014 ($2.5 million). Asset impairments and other costs incurred for the three and nine months ended September 30, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of reserve in amount $3.1 million as guarantee to the buyer, for potential indemnity related to eventual liability assessed from the period before the sale.

(g)                   As of 2015, management analyzes the Company’s financial performance excluding net foreign exchange financial instruments which eliminates the volatility related to the gain or loss of the ineffective portion of the hedge instruments. For the three months ended March 31, 2015 $13.0 million was reversed from equity to profit/(loss) as a result of the Company designating the foreign currency risk on certain of its subsidiaries as net investment hedges, using financial instruments as hedging items.

(h)                  As of 2015, management analyzes the Company’s financial performance excluding net foreign exchange impacts, which eliminates the volatility related to foreign exchange variances from our operational results.

(i)                    The tax effect represents the tax impact of the total adjustments based on tax rate of 25.2% for the period from July 1, 2016 to September 30,

10

2016, 30.4% for the period from July 1, 2015 to September 30, 2015, 26.3% for the period from January 1, 2016 to September 30, 2016 and 29.4% for the period from January 1, 2015 to September 30, 2015.

(*) The Adjusted Earnings per share, for the period presented, was calculated based on the weighted average number of ordinary shares outstanding of 73,786,225 as of September 30, 2016. For the period ended September 30, 2015 the weighted average number of ordinary shares outstanding was 73,648,760.

11

	As of September 30,
	(unaudited)
($ in millions, except Net Debt/Adj. EBITDA LTM)	2015	2016

Cash and cash equivalents	174.7	177.9
Short term financial investments	-	-
Debt:
7.375% Sr. Sec. Notes due 2020	295.9	297.4
Brazilian Debentures	172.4	211.8
Contingent Value Instrument	35.5	24.0
Finance Lease Payables	4.7	3.8
Other Borrowings	64.2	76.9
Total Debt	572.7	613.9
Net Debt with third parties (1) (unaudited)	398.0	436.0
Adjusted EBITDA LTM (2) (non - GAAP) (unaudited)	271.8	227.5
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.5x	1.9x

(1)                  In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)                  Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

Free Cash Flow

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2015	2016	2015	2016
	(unaudited)
Net cash flow from/(used in) operating activities	38.7	48.3	(3.3)	58.1
Payments for acquisition of property, plant, equipment and intangible assets	(23.4)	(15.8)	(60.7)	(56.3)
Disposals of property, plant, equipment and intangible assets	1.4	0.2	2.4	1.1
Free cash flow (non-GAAP) (unaudited)	16.7	32.7	(61.6)	2.9
Add-back Net Interest Expense	7.8	14.0	32.8	50.1
Free cash flow before Interest Expense	24.5	46.7	(28.8)	53.0

12

Atento

Fiscal 2016
Third Quarter Results

November 9, 2016

Lynn Antipas Tyson
Vice President Investor Relations
+1-914-485-1150
lynn.tyson@atento.com

Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled "Risk Factors" in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards ("IFRS"). We refer to these measures as "non-GAAP financial measurers." The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

Atento 2

Strategic Overview and Third Quarter Highlights
Alejandro Reynal, CEO

Highlights

- **Solid Q3 results** in line with strategy to grow selectively while **protecting margins** and **generating cash**.
- Strong progress on **delivery of strategic priorities** resulting in revenue diversification.
- **Telefónica** relationship – **reaffirmed and extended** with renegotiation of Vivo contract and Global MSA.
- **Accelerated payment** of higher-cost Brazil Debentures strengthens balance sheet and earnings trajectory.
- **Growth outlook into 2017 and beyond looks bright:** Latin America indicating return to growth and increasingly attractive for U.S. Nearshore clients.

ATENTO

4

Strong Progress on Delivery of Strategic Priorities

Consolidate Leadership in Core Voice

- Strong new client / services pipeline
  - ~3,500 workstations won in Q3.
  - Mix of non-TEF revenue 57.8% up 370 b.p.
- U.S. Nearshore continues to be a major focus:
  - Revenue up 23.7%.
  - Benefitting from strong competitive position and political uncertainty in Philippines.

Continued Growth into Higher Value-Add Solutions

- Margin profile of solutions 200-400 b.p. above core voice.
- Higher Value-Add Solutions as share of revenue increased to 24.7% (+90 b.p.).
- Acquired R-Brasil
  - Industry leading Collections platform.
  - Access to new adjacent attractive $2 billion market.
  - Key commercial wins post acquisition, leveraging Atento's client base.

Accelerate Profitable Growth with Mainstream Digital Offer

- Leading Latin American CRM BPO player for digital solutions.
- Leverage proprietary and third party multi-channel platforms.
- Dedicated team developing innovative new solutions to meet client needs.
- Key client wins during Q3.

ATENTO

5

Telefónica: Reaffirmed and Extended Relationship

- **New 3-year contract with Vivo in Brazil**
  - Maintain volume levels through expansion of Atento business.
  - Improved profitability supported by changes in operating model.

- **Benefits to Atento**
  - Importance of Telefónica as a long term partner reaffirmed.
  - Material DSO improvement over 18 months.
  - Elimination of CVI strengthens balance sheet in Q4 2016.

(1) Current balance of Contingent Value Instrument (CVI) as of September 30, 2016

ATENTO 6

Growth outlook into 2017 and beyond looks brighter

- **High confidence in Atento's positioning**
  - #1 player in Latin American CRM BPO. (1)
  - Highly engaged workforce - recognized, again this year, as one of the 25 World's Best Multinational Workplaces of 2016. (2)

- **Latin American macro outlook is more benign with some uncertainty**
  - Brazil forecasted to return to growth in 2017.
  - Outlook for other Latin American markets improving.
  - Latin America increasingly positioned as a Nearshore option for U.S. clients.

- **Atento primed to deliver higher levels of growth, earnings, and cash generation**
  - Robust strategy to respond to client needs for combination of core voice, higher value-add solutions and digital services.
  - Disciplined capital investment: acquisition of capabilities aligned with strategy (R Brasil), divestment of lower-return operations (Morocco), vigilant on Capex.
  - Plan to accelerate payment of higher-cost debt, to reduce interest expense and improve capital structure.

ATENTO

(1) Frost & Sullivan Latin America CRM BPO Market – 2015 Report
(2) World's Best Multinational Workplaces October, 2016

7

Third Quarter Financial Performance
Mauricio Montilha, CFO

Consolidated – Focus on Margin Protection and Cash Flow

USD$MM Except per share	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Revenue	443.7	465.5	1,315.5	1,497.1
CC Growth [1]	*-3.3%*		*-0.5%*	
Reported				
Net Income	(0.5)	17.4	(13.4)	44.4
EPS [2]	($0.01)	$0.24	($0.18)	$0.60
Adjusted				
EBITDA [3]	60.5	65.1	163.3	185.5
Margin	13.6%	14.0%	12.4%	12.4%
EPS	$0.20	$0.31	$0.45	$0.74
Net cash flow from/(used in) operating activities	48.3	38.7	58.1	(3.3)
Free cash flow before interest [4]	46.7	24.5	53.0	(28.8)
Leverage (x)	1.9	1.5		

Highlights[1]

- **Solid top line performance in the context of challenging macros**
  - Improving growth profile in Brazil.
  - Maintaining growth in Americas.
  - Strong growth with non-Telefónica clients in EMEA.
- **Revenue diversification on track**
  - Mix of revenue from non-TEF clients reached 57.8%, up 370 b.p.
  - ~3,500 workstations won supported by growth from new Financial Service Clients.
- **Significant sequential improvement in margin**
  - Adjusted EBITDA margin up 160 b.p. over prior quarter to 13.6%.
    - Proactive cost and efficiency initiatives, investments in restructuring and focused inflation pass-through.
- **Strong cash flow generation**
  - Free cash flow before interest expense of $46.7 million, up $22.2 million year-over-year.
  - Liquidity of $234MM[5] with adjusted net debt to EBITDA of 1.9x.

(1) Unless otherwise noted, all results are for Q3 2016; all revenue growth rates are on a constant currency basis, year-over-year, and exclude the effect of our Morocco business divested in September, 2016.
(2) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances.
(3) EBITDA, Adj. EBITDA and Adj. Earnings are Non GAAP measures. For more information, see Glossary page
(4) We define Free Cash flow (FCF) as net cash flows from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets.
(5) Liquidity is defined as cash and cash equivalents plus undrawn revolving credit facilities.

ATENTO

9

Brazil – Early Signs of Stabilization

USD$MM	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Revenue	217.2	216.5	601.9	737.6
CC Growth [(1)]	*-7.5%*		*-7.9%*	
Reported Operating income/(loss)	15.1	17.6	32.5	55.6
Adjusted EBITDA[(2)]	33.1	33.6	85.1	100.0
EBITDA Margin[(2)]	15.2%	15.5%	14.1%	13.6%

Highlights[(1)]

- **Trajectory improving though macro environment continues to be challenging**
  - Decline slowing versus prior quarters.
  - TEF key driver of decline - new Vivo contract will support further stabilization.
  - Continue to consolidate market and gain market share.
- **Driving diversification from Telefónica and into higher value-add solutions**
  - 65.8% of revenue from non-TEF clients, up 270 basis points.
  - 1,790 workstations won with new and existing clients, 30% from financial services.
  - Mix of revenue from higher value-add solutions up 110 b.p. to 38.7%.
- **Significant sequential improvement in margin**
  - Adjusted EBITDA margin up 180 b.p. over prior quarter to 15.2%.
    - Supported by additional cost and efficiency initiatives, investments in restructuring, focused inflation pass-through and improved mix of higher value-add solutions.

ATENTO

(1) Unless otherwise noted, all results are for Q3 2016; all growth rates are on a constant currency basis and year-over-year
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

10

Americas – Continued Growth let by U.S. Nearshore

USD$MM	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Revenue	179.8	200.3	546.1	585.9
CC Growth [(1)]	*2.8%*		*10.3%*	
Reported Operating income/(loss)	12.5	18.3	41.4	48.5
Adjusted EBITDA[(2)]	24.2	28.2	71.9	79.9
EBITDA Margin[(2)]	13.5%	14.1%	13.2%	13.6%

Highlights[(1)]

- **Growth**
  - Slower rate of growth in Q3 driven by declines in TEF business in Argentina and Mexico.
  - Non-TEF revenue up 8.7% led by Colombia and U.S. Nearshore
  - US Nearshore remains a key source of opportunity
    - US Nearshore revenues up 23.7% in Q3
- **Continued diversification from Telefónica**
  - ~1,260 workstations won with new and existing clients.
    - 67% from multi-sector and financial services
  - Mix of non-TEF revenue 56.5%, up 390 b.p.
- **Solid sequential improvement in margin**
  - Adjusted EBITDA margin up 60 b.p. over prior quarter to 13.5%.
    - Proactive restructuring to align cost structure with volume.

ATENTO

(1) Unless otherwise noted, all results are for Q3 2016; all growth rates are on a constant currency basis and year-over-year.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

11

EMEA – Double Digit Revenue Growth from non-Telefónica Clients

USD$MM	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Revenue	47.1	49.1	168.7	175.0
CC Growth [1]	*-4.8%*		*-3.8%*	
Reported Operating income/(loss)	(1.5)	1.4	(7.1)	(2.3)
Adjusted EBITDA[2]	4.7	4.6	11.0	11.1
EBITDA Margin[2]	10.0%	9.4%	6.5%	6.3%

Highlights[1]

- **Growth**
  - Continued strong growth of Non-TEF clients; overall growth impacted by declines in TEF Spain.
    - TEF revenue down 10.6%.
    - Non-TEF revenue up 15.8% supported by strong growth from new clients especially financial services and utilities.
- **Revenue diversification on track**
  - ~400 workstations won mostly with new clients.
  - Non-TEF revenue 26.4% of mix, up 500 basis points.
  - Revenue mix from higher value-add solutions up 420 basis points to 13.9%.
- **Aggressive management of profitability in the context of declining revenue from Telefónica**
  - Adjusted EBITDA margin up 60 basis points year-over-year supported by restructuring and tight cost controls.

ATENTO

(1) Unless otherwise noted, all results are for Q3 2016; all revenue growth rates are on a constant currency basis and year-over-year and excludes the effect of Morocco business.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

12

Sustained Improvement in Cash Conversion

Free Cash Flow (FCF) USD$MM	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Cash from/(used in) operating activities	48.3	38.7	58.1	(3.3)
Payments for PP&E and intangible assets	(15.8)	(23.4)	(56.3)	(60.7)
Disposals of PP&E and intangible assets	0.2	1.4	1.1	2.4
FCF[1]	32.7	16.7	2.9	(61.6)
Add-back Net Interest Expense	14.0	7.8	50.1	32.8
FCF before Interest Expense	46.7	24.5	53.0	(28.8)

- Free cash flow before net interest of $46.7 million in Q3.
  - $53.0 million free cash flow year-to-date, up $81.8 million YoY.
- Ongoing focus on driving cash conversion:
  - Selective capital expenditures.
  - Improved billing management and disciplined contract management reducing DSO.
  - Disposal of underperforming non-core assets (Morocco).

ATENTO 13

Strong Balance Sheet with Accelerated Deleveraging from Q4 2016

	Q3	
Debt USD$MM	**2016**	**2015**
Cash & Cash Equivalents	177.9	174.7
Total Debt	613.9	572.7
Net Debt with Third Parties	436.0	398.0
Net Debt/Adj. EBITDA	1.9x	1.5x

- **Strong Balance Sheet.**
  - Liquidity of $234 million[(1)], leverage of 1.9x, down from 2.0x in Q2.
- **Accelerated Deleveraging planned from Q4 2016.** [(2)]
  - Total payments of $62 million in 2016:
    - $32 million of regular scheduled repayments.
    - $30 million of accelerated payments in Q4 of higher-cost Brazil debt which will reduce interest expense in Fiscal 2017 by $5.8 million pre-tax, or $0.06 per share on an adjusted basis.
    - Expect to continue accelerated payment of Brazil debt in 2017.

ATENTO

(1) Liquidity includes cash and cash equivalents and undrawn credit facilities.
(2) Amounts based on current foreign exchange rates.

14

Fiscal 2016 Guidance

- Driving the optimal balance of growth, profitability and liquidity.
- Targeted investments to deliver higher value to our clients.
- Further strengthen balance sheet, generate positive free cash flow, and reduce debt levels.

ATENTO

(1) Adjusted EBITDA and margin exclude the impact of restructuring and site relocation expenses. We exclude these from our adjusted numbers to more clearly show the underlying health and trajectory of our business.

15

Highlights

- **Solid Q3 results** in line with strategy to selectively grow while **protecting margins** and **generating cash**.
- Strong progress on **delivery of strategic priorities** resulting in revenue diversification.
- **Telefonica** relationship – **reaffirmed and extended** with renegotiation of Vivo contract and Global MSA.
- **Accelerated payment** of higher-cost Brazil Debentures strengthens balance sheet and earnings trajectory.
- **Growth outlook into 2017 and beyond looks bright:** Latin American indicating return to growth and increasingly attractive for US clients.

ATENTO 16

Appendix

About Atento

Financial Reconciliations

Debt Information

Glossary of Terms

Differentiated Competitive Advantages

- ✓ Leader in attractive, high-growth LatAm market.
- ✓ Long-lasting client relationships due to vertical expertise and growing portfolio of services and solutions.
- ✓ Superior pan-LatAm operational delivery platform.
- ✓ Clear strategy for sustained growth and strong shareholder value creation.
- ✓ Experienced, proven management team with strong track record.

ATENTO

19

Atento at a Glance

- #1 provider of **CRM BPO services and solutions in Latin America** – $2.0Bn 2015 revenue
- Founded in 1999 as provider to Telefónica Group; acquired by Bain Capital in 2012
- Superior **operational delivery platform** in **LatAm region**
  - 96 contact centers in 13 countries globally
  - 149,000+ employees and 88,000+ workstations globally
- Long-standing relationships with 400+ blue-chip **clients**
- Strong relationship with **Telefónica**, supported by **Master Services Agreement ("MSA") through 2021**
- Unique people focus: **only CRM BPO company** among the **25 best multinationals to work for and only LatAm based company** [1]

Revenue by region, offering and customer [2]

Brazil
49.0%
Americas
40.5%
EMEA
10.6%
Services
75.3%
Solutions
24.7%
Telefónica
42%
Non-Telefónica
58%

(1) Awarded by the Great Place to Work Institute ("GPTW")
(2) Based on Q3 2016 revenue of $443.7MM; Telefónica and Non-Telefónica revenue based on Q3 2016

20

Largest CRM BPO Provider in Latin America

Market leader in the largest markets...

2015 CRM BPO market share (%)

$10.0Bn
LatAm CRM BPO market

USA
Spain
Mexico
Puerto Rico
El Salvador
Guatemala
Panama
Colombia
Peru
Brazil
Chile
Uruguay
Argentina

One of the largest players in the world...

2015 Revenue ($Bn)

3.8
3.0
2.0
1.3
1.3
1.1
CONVERGYS (1)
ATENTO
TeleTech
SYKES
contax

(1) Pro forma for Stream acquisition

Leadership in LatAm & Spain

1	1	1	1	1	2
25.6%	16.9%	19.7%	25.2%	34.7 %	10.8%

Source: Frost & Sullivan / DBK
(1) Atento market share position as of 2015
(2) Market share in terms of revenue

21

Evolution of Leadership Position in LatAm CRM BPO Market

	1999 *Telefónica call center in Spain and Brazil*	**2015** *The Leader in pan-LatAm CRM BPO*
Extended footprint across Latin America	(1)	(2)
Added $2 billion in revenue	<0.5 Revenue $Bn	2.0 Revenue $Bn
Highly diversified client base	~10% % non-TEF revenue	55.0% % non-TEF revenue
Expanded higher value-added solutions offerings	Sales; Customer Service	Sales; Customer Service; Credit Management; Technical Support; Back Office; Insurance Management; Smart Credit Solution; Complaints Handling; B2B Efficient Sales; Smart Collection; Credit Card Management; Multi-channel Customer Experience; Advanced Technical Support
Built largest execution platform in Latin America	<20k Workstations	91k+ Workstations

(1) Flags represent Brazil and Spain.
(2) Flags represent Brazil, Spain, Peru, Panama, Guatemala, Morocco, El Salvador, Chile, Colombia, Argentina, Mexico, Puerto Rico, the U.S and Uruguay.

ATENTO 22

Services portfolio and multi-channel offerings have evolved into differentiated, value-added solutions

We offer a comprehensive portfolio of services via robust multi-channel offerings

Sales	Customer Service	Credit Management	Technical Support	Back Office

Telephone
Onsite
E-mail
VPA Kiosk
CUSTOMER EXPERIENCE
Social Networks
VPA Web
Chatrooms
Apps
SMS

Vertically-driven solutions portfolio

Insurance Management	Smart Credit Solution
Complaints Handling	B2B Efficient Sales
Smart Collection	Credit Card Management
Multi-channel Customer Experience	Advanced Technical Support

- ✓ **Deeply embedded** processes
- ✓ Stronger **alignment with clients**
- ✓ **Scalable** industry expertise
- ✓ **Higher value-add** with increased profitability

ATENTO

23

Recognized as a Leader in Gartner's 2016 Magic Quadrant for Customer Management Contact Center BPO

2016 Gartner's Magic Quadrant

CHALLENGERS
LEADERS
Aegis
Wipro
FIS
Transcom
Serco
HP Enterprise Services
Atento
Teleperformance
Sutherland Global Services
Convergys
TeleTech
Xerox
EGS (APAC)
Concentrix
Sykes
Sitel
Alorica
transcosmos
Minacs
HGS
FirstSource
Tech Mahindra Business Services Group
NICHE PLAYERS
VISIONARIES
ABILITY TO EXECUTE
COMPLETENESS OF VISION
As of August 2015

For the third consecutive year Atento S.A., has been named a Leader in Gartner´s Magic Quadrant assessing companies that provide Customer Management Contact Center Business Process Outsourcing Services.

Atento positioned furthest for ability to execute in the Leaders quadrant.

Gartner, Magic Quadrant for Customer Management Contact Center BPO, TJ Singh, Misako Sawai, Brian Manusama, 28 January 2016
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.
The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

24

ATENTO

Superior pan-LatAm operational delivery platform

State-of-the-art Technology →

Blue-chip Tech Partners

- Avaya
- HP
- Nice
- Cisco
- Microsoft
- Verint

Robust, Globally Standard Processes

ISO 9001 · COPC · 6σ

0.02%

Unscheduled downtime in 2015

Standardized Large-scale Processes →

Three globally connected Command Centers

Centralized, standard automated recruiting

1,400,000+ applications (1)

Performance based learning

15.6MM+ hours of training (1)

Highly Motivated Employees →

Industry leading culture and globally recognized "Great Place to work"

Globally recognized as one of the 25 Best Multinationals to work for the 4th consecutive year in 2016

→ Only CRM BPO company in the top 25

→ Only LatAm based Company in the top 25

World's Best Multinational Workplaces 2016

Great Place to Work in 9 countries (1)

(1) 2015 figures

ATENTO

25

Financial Services case study: deep expertise drives increased mix of value-add solutions overtime

Strong relationship spanning many services and countries….

Services					
Customer Service	✓	✓	✓		✓
Sales	✓	✓	✓	✓	✓
Back Office	✓	✓	✓		✓
Credit Management	✓	✓	✓		
In-person Services	✓	✓	✓		
Automated Services	✓	✓	✓		

Year

…with increasing depth of offerings

Client services and solutions offerings

Services
Solutions
Credit Card Management
Multi-channel Customer Experience
Insurance Management
Complaints Handling
Advanced Technical Support
Back Office
Sales
Credit Management
Customer Service
Year 1
Current

26

ATENTO

Case study: Financial Institution based in Mexico

Atento's solutions

Smart Collection

- Solutions to optimize collection/past due payments with specialized process and agents in credit management
- 100% variable compensation model that rewards efficiency of the agents and process
- Cost effective channel integration: phone, digital, in-person
- Collection software and automated enables (i.e voice mail, invoice letter
- Use of analytics / big data optimizing time to call and Contact channel

Insurance Management

- End-to-end solution covering the sales process, customer services, and associated back office including credit management process
- Specialized process: integrated process mapping and improvement, and technical back office support
- Channel strategy throughout the customers' lifecycle, managing "key events" (e.g claims and incidents)
- Social BPM and workload, mobility software and communications tools
- Use of Atento intelligent Database (BIA), knowledge management, mystery shopper, survey, speech analytics

Smart Credit Solution

- Manages the overall contract formalization and provides sales and customer service and credit management
- Specialized process: back office, sales, customer service and credit management
- Channel integration and self-service ensuring "just in time" information
- Social BPM and workload, multichannel platform interface with client's software
- Use of big data, mystery shoppers, survey speech analytics

Complaints Handling

- Solution to prevent and manage the overall complaints process
- Specialized process: back office and customer service; process mapping and continuous improvement
- Multichannel integration focusing on customer behavior
- Social BPM and workload, multichannel platform interface with client's software
- Use of knowledge management, speech analytics, mystery shoppers, survey

27

Atento's Solutions

B2B Efficient Sales	• Manages small medium business' lead generation and process execution • Specialized process and agents in sales, process mapping and reengineering • Channel integration (adapted for efficiency: phone, digital, back office, in person • B2B sales software, multichannel platform, interface with client's software • Use of analytics ; big data, BIA, knowledge management
Credit Card Management	• Specialized processes for issuers and acquirers of payment cards (sales, cross and up-sales activities, credit analysis, usage management, requests and complaints and collection process) • Cost efficiency channel integration: phone, digital, letters, in-person • Social BPM and workload, multichannel platform, predictive dialers • Use of analytics and big data, BIA, knowledge management
Advanced Technical Support	• Single point of Contact (SPOC) to handle, diagnose and solve technical issues • Certifications, process mapping and improvement, specialized agents in technical support • Multichannel integration focusing on customer behavior • Workload, mobility software and interface with client's software • Use of knowledge management, speech analytics, mystery shoppers, survey
Multichannel Customer Experience	• Digital channel integration and social media monitoring with automatic distribution • Manages service levels and agent productivity customer service, collection and technical support • Cost efficiency channel intergration and utilization strategy offering convenience and a better customer experience • Multichannel platform: phone, vídeo, chat, email, SMS, Facebook, Twitter, Whatsapp, in-person • Use of analytics / big data, BIA, speech analytics, mystery shopper, survey

28

Mix of Revenue by Service Type

	Fiscal 2015					Fiscal 2016		
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
Customer Service	48.7%	48.0%	47.0%	47.9%	47.9%	49.6%	49.7%	50.2%
Sales	18.2%	18.3%	18.2%	17.4%	18.0%	16.4%	16.3%	15.3%
Collection	10.0%	10.3%	10.9%	11.2%	10.6%	10.2%	10.0%	9.4%
Back Office	9.1%	9.4%	10.2%	10.2%	9.7%	10.5%	10.1%	11.2%
Technical Support	10.7%	10.7%	10.5%	9.9%	10.5%	9.6%	9.4%	9.6%
Service desk	0.1%	0.1%	-	-	-	-	-	-
Others	3.2%	3.2%	3.2%	3.4%	3.3%	3.7%	4.5%	4.3%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

30

ATENTO

Adjustments to EBITDA by Quarter

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(Loss)

($ in millions)	Fiscal 2015					Fiscal 2016		
	Q1	Q2	Q3(1)	Q4	FY	Q1	Q2	Q3(1)
Profit/(loss) for the period	**20.5**	**6.5**	**17.4**	**5.4**	**49.1**	**(4.8)**	**(8.1)**	**(0.5)**
Net finance expense	1.6	19.6	9.5	15.9	46.7	19.4	28.2	22.3
Income tax expense	5.6	5.3	8.7	4.1	23.8	1.0	0.6	2.6
Depreciation and amortization	28.0	26.5	23.3	24.0	102.9	21.7	25.4	25.0
EBITDA (non-GAAP) (unaudited)	**55.7**	**57.9**	**58.9**	**49.4**	**222.5**	**37.3**	**46.1**	**49.4**
Acquisition and integration related costs	0.1	-	-	-	0.1	-	-	-
Restructuring costs	1.0	2.7	3.9	8.6	16.4	6.2	6.7	6.2
Sponsor management fees	-	-	-	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2	0.7
Financing and IPO fees	0.3	-	-	-	0.3	-	-	-
Asset impairments and Others	0.8	1.4	2.3	3.1	7.6	(0.4)	1.3	4.2
Adjusted EBITDA (non-GAAP) (unaudited)	**58.3**	**62.1**	**65.1**	**64.0**	**250.3**	**48.8**	**54.2**	**60.5**

Notes:
(1) Information excludes the effect of Morocco business, which was divested in September, 2016.
(2) Additional detailed information can be found on the 2Q16 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

ATENTO 31

Add-Backs to Net Income by Quarter

($ in millions, except percentage changes)	Fiscal 2015					Fiscal 2016		
	Q1	Q2	Q3(1)	Q4	FY	Q1	Q2	Q3(1)
Profit/(Loss) attributable to equity holders of the parent	**20.5**	**6.5**	**17.4**	**5.4**	**49.1**	**(4.8)**	**(8.1)**	**(0.5)**
Acquisition and integration related Costs	0.1	-	-	-	0.1	-	-	-
Amortization of Acquisition related Intangible assets	7.7	6.9	7.0	6.3	27.5	5.4	6.2	6.5
Restructuring Costs	1.0	2.7	3.9	8.6	16.4	6.2	6.7	6.2
Sponsor management fees	-	-	-	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2	0.7
Financing and IPO fees	0.3	-	-	-	0.3	-	-	-
PECs interest expense	-	-	-		-	-	-	-
Asset impairments and Others	0.8	1.4	2.3	3.8	8.3	(0.4)	1.3	4.2
DTA adjustment in Spain	-	-	-	1.5	1.5	-	-	-
Net foreign exchange gain on financial instruments	(13.0)	(1.0)	(0.5)	(3.5)	(17.5)	(0.5)	(0.2)	0.1
Net foreign exchange impacts	0.4	2.6	(3.0)	4.5	4.0	3.5	9.2	2.5
Tax effect	(2.9)	(3.5)	(4.1)	(6.4)	(17.1)	(5.3)	(6.0)	(5.1)
Adjusted Earnings (non-GAAP) (unaudited)	**15.3**	**15.7**	**23.0**	**23.1**	**76.0**	**9.8**	**9.3**	**14.6**
Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)	**0.21**	**0.21**	**0.31**	**0.31**	**1.03**	**0.13**	**0.13**	**0.20**

Notes:
(1) Information excludes the effect of Morocco business, which was divested in September, 2016.
(2) Additional detailed information can be found on the 2Q16 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

ATENTO 32

Number of Work Stations and Delivery Centers

	Number of Work Stations		Number of Service Delivery Centers (1)	
	Q3 2015	Q3 2016	Q3 2015	Q3 2016
Brazil	**49,379**	**45,963**	**33**	**31**
Americas	**34,474**	**37,348**	**47**	**51**
Argentina (2)	3,705	3,674	11	11
Central America (3)	2,445	2,624	5	5
Chile	2,279	2,665	2	3
Colombia	6,306	7,669	8	9
Mexico	9,676	10,153	15	16
Peru	8,753	9,253	3	4
United States (4)	1,310	1,310	3	3
EMEA	**7,614**	**5,597**	**18**	**14**
Morocco (5)	2,039	-	4	-
Spain	5,575	5,597	14	14
Total	**91,467**	**88,908**	**98**	**96**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.
(5) Operations in Morocco were divested on September 30, 2016 – see detailed figures of Morocco in Note 7 "Discontinued Operations" of the interim financial statements.

ATENTO 33

FX Assumptions – Fiscal 2016

FX Assumptions	Q1 Average	Q2 Average	Q3 Average	FY 2016 Plan[1]
Brazilian Real	3.91	3.51	3.25	4.10
Argentinean Peso	14.46	14.22	14.94	14.96
Mexican Peso	18.05	18.10	18.76	16.82
Chilean Peso	702.20	677.93	661.47	725.50
Peruvian Soles	3.45	3.32	3.34	3.51

Notes:
(1) Atento's Fiscal 2016 Plan FX assumptions.

34

Consolidated Debt and Leverage

$ MM	Currency	Maturity	Interest Rate	Outstanding Balance 3Q'16
Senior Secured Notes	USD	2020	7.375%	297,4
Brazilian Debentures	BRL	2019	CDI + 3.7%	211,8
BNDES	BRL	2020	TJLP + 2.5%	48,8
			SELIC + 2.5%	12,1
			4.0%	14,4
			6.0%	1,2
			TJLP	0,3
CVI	ARS	2022	N/A	24,0
Finance lease payables	USD / COP	2019	8.14% / 8.41%	3,8
Gross Debt				613,9
Short-Term Debt				9%
Long-Term Debt				91%

Debt by Currency
BRL 47%
USD 49%
ARS 4%

Highlights 3Q16

- Leverage ratio of 1.9x
- Cash and Cash equivalents of $178MM, and existing revolving credit facility of €50MM, totaling Liquidity of $234MM
- Average debt maturity of 3.0 years
- Average cost of debt (LTM): 10.4% per year

Debt Amortization Schedule
$MM
234
56
178
20
75
83
102
304
44
Liquidity
2016
2017
2018
2019
2020
2021
2022
Cash
Revolving Credit Facility
Principal

Net Debt / EBITDA
$MM
1,4x
1,5x
1,6x
1,9x
415
398
392
436
Dec-14
Sep-15
Dec-15
Sep-16
Net Debt
Net Debt / EBITDA

ATENTO

36

Brazil Debt and Leverage

$ MM	Currency	Maturity	Interest Rate	Outstanding Balance 3Q'16
Brazilian Debentures	BRL	2019	CDI + 3.7%	211,8
BNDES	BRL	2020	TJLP + 2.5%	48,8
			SELIC + 2.5%	12,1
			4.0%	14,4
			6.0%	1,2
			TJLP	0,3
Gross Debt				288,6
Short-Term Debt				16%
Long-Term Debt				84%

Funding Mix
BNDES
27%
Brazilian
Debentures
73%

Highlights 3Q16

- Leverage ratio of 1,7x
- Liquidity of $57MM
- Average debt maturity of 2,1 years
- Average cost of debt (LTM): 13.5% per year

Debt Amortization Schedule
$MM
57
19
73
82
102
4
Liquidity
2016
2017
2018
2019
2020

Net Debt / EBITDA
$MM
1,5x
1,7x
1,7x
1,7x
235
168
187
222
Dec-14
Sep-15
Dec-15
Sep-16
Net Debt
Net Debt / EBITDA

(1) Net Debt/EBITDA calculated in Brazilian Reais

ATENTO

37

Glossary of Terms

- Adjusted EBITDA – EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations.
- Adjusted net income (loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.
- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.
- Free cash flow –net cash flows from operating activities less cash payments for acquisition of property, plant and equipment, and intangible assets.
- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.

Atento

38